legal & compliance, llc

laura aNTHONy, esq. LAZARUS ROTHSTEIN, ESQ. CHAD FRIEND, ESQ., LLM MARC S. WOOLF, ESQ. OF COUNSEL: JOHN CACOMANOLIS, ESQ. CRAIG D. LINDER, ESQUIRE PETER P. LINDLEY, ESQ., CPA, MBA STUART REED, ESQ.	www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

January 13, 2017

VIA ELECTRONIC EDGAR FILING

Dietrich A. King

Assistant Director

Office of Financial Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IEG Holdings Corporation
Registration Statement on Form S-1
Filed December 22, 2016
File No. 333-215239

Dear Mr. King:

We have electronically filed herewith on behalf of IEG Holdings Corporation (the “Company”) Amendment No. 1 to the above-referenced registration statement on Form S-1 (“Amendment No. 1”). Amendment No. 1 is marked to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Paul Mathieson dated January 11, 2017. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Prospectus Cover Page

Comment 1: We note that you are registering the resale of 9,038,520 shares of your common stock on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933. We also note your disclosure in the third full paragraph that “[t]he selling stockholders….are deemed to be ‘underwriters’ within the meaning of the Securities Act of 1933….” As a result of the underwriter status of the selling stockholders, the offering is deemed to be an indirect primary offering by or on behalf of the registrant. Because you do not appear eligible to conduct a primary offering on Form S-3, you do not appear to be eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Accordingly, you must provide a fixed price at which the selling stockholders will sell their securities for the duration of the offering. Please make corresponding changes throughout the document, including to the prospectus summary and plan of distribution. For guidance, please refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09, available on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response: The Company acknowledges the Staff’s comment and has revised the prospectus to reflect the fact that the selling stockholders will sell their securities at a fixed price of $10.00 per share for the duration of the offer. Corresponding changes have been made throughout Amendment No. 1, including to the Prospectus Summary and Plan of Distribution sections.

Prospectus Summary, page 1

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

January 13, 2017

Comment 2: Please expand to update for the recent events related to your tender offer for shares of OneMain Holdings, Inc.

Response: The Company acknowledges the Staff’s comment and has revised the prospectus, including the Prospectus Summary, to disclose recent events related to the Company’s tender offer for shares of OneMain Holdings, Inc.’s common stock.

Management, page 35

Comment 3: Please update your executive compensation disclosure to provide the information called for by Item 402 of Regulation S-K for your fiscal year ended December 31, 2016. For guidance, please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure to provide updated executive compensation information as required pursuant to Item 402 of Regulation S-K for the Company’s fiscal year ended December 31, 2016.

If the Staff has any comments regarding Amendment No. 1 or any future amendments, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Jessica Livingston/U.S. Securities and Exchange Commission
Paul Mathieson/IEG Holdings Corporation

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832